Exhibit 10.1

Cambridge Heart, Inc.

1 Oak Park Drive

Bedford, MA 01730

October 13, 2006

David A. Chazanovitz

31 Deerhaven Drive

Nashua, NH 03064

Dear David:

This letter agreement (the “Agreement”) between Cambridge Heart, Inc. (“Cambridge Heart”) and you (the “Executive”) will confirm our agreement concerning the details of the Executive’s separation from Cambridge Heart. The Executive and Cambridge Heart are referred to together herein as the “Parties”.

1. Separation From Employment. Cambridge Heart accepts the Executive’s resignation, effective October 13, 2006 (the “Separation Date”), as an employee, officer and director of Cambridge Heart and from any other position that the Executive may hold with Cambridge Heart.

2. Final Salary Payment. On or before the Separation Date, Cambridge Heart will pay the Executive a final salary payment for the period from October 1, 2006 through the Separation Date (the “Final Salary Payment”) and $16,640.76 for unused vacation leave (the “Unused Vacation Payment”). The Executive acknowledges that payment of the Final Salary Payment and the Unused Vacation Payment shall constitute payment in full of all amounts due to the Executive from Cambridge Heart for accrued wages, benefits (including, without limitation, accrued, unused vacation leave, earned commissions and scheduled advances) and any other payments accrued through the Separation Date or to which the Executive is otherwise entitled in connection with the Executive’s employment with Cambridge Heart or the termination of such employment, except for payments expressly provided for in this Agreement.

3. Severance Benefits. In consideration for the Executive’s execution of and compliance with this Agreement and provided that the Executive does not revoke any portion of the release contained in Section 5 of this Agreement, Cambridge Heart agrees to provide the Executive with the severance benefits described in the following subparagraphs (a), (b) and (c):

(a) Cambridge Heart shall pay to the Executive severance pay in the aggregate amount of $240,000, which shall be payable on April 16, 2007.

(b) The Executive will have the opportunity to continue to participate in Cambridge Heart’s group medical insurance program (the “Health Plan”) pursuant to the health care continuation provisions of the federal COBRA law. If the Executive is eligible for COBRA coverage, elects to continue coverage under the Health Plan pursuant to COBRA and otherwise maintains eligibility for COBRA coverage, Cambridge Heart agrees to pay to the Health Plan insurer for a period of 12 months from the Separation Date an amount equal to the portion of the premium for health care coverage paid by Cambridge Heart for similarly situated active executives of Cambridge Heart for coverage under the Health Plan. The Executive’s eligibility to participate in and receive benefits under the Health Plan shall remain subject to the terms and conditions of the Health Plan. Cambridge Heart’s obligation to pay a portion of the premium for health care coverage on behalf of the Executive shall terminate immediately upon the Executive’s becoming eligible (either as a participant or a dependent) to participate in a plan providing comparable or superior health care benefits sponsored by another employer.

(c) Effective on the Separation Date, the options granted to the Executive on August 15, 2005 to purchase an aggregate of 1,750,000 shares of common stock of Cambridge Heart at an exercise price of $0.29 per share (the “2005 Grant”) shall become exercisable with respect to an additional 583,333 shares of common stock. For the sake of greater certainty, the Parties hereby agree that effective on the Separation Date (i) the 2005 Grant shall be exercisable by the Executive with respect to an aggregate of 1,166,666 shares of common stock of Cambridge Heart until January 13, 2007 (the “Exercisable Options”), and (ii) all other stock options granted to the Executive, including the remaining unvested options to purchase 583,333 shares of common stock included in the 2005 Grant, are hereby immediately cancelled and forfeited. The Executive may exercise the Exercisable Options on a cashless exercise basis wherein, in lieu of paying the exercise price in cash, the Executive surrenders the Exercisable Options for that number of shares of common stock determined by multiplying the number of Exercisable Option shares being exercised by a fraction, the numerator of which shall be the positive difference between the then Market Price (as defined below) per share of the common stock and the exercise price per share of common stock, and the denominator of which shall be the then Market Price per share of common stock. The “Market Price” as of any date means the average last sales prices for the shares of common stock as reported on the OTC Bulletin Board for the ten (10) consecutive business days immediately preceding such date.

If the Executive revokes a portion of the release contained in Section 5 of this Agreement in accordance with Section 15, then in consideration for the Executive’s execution of and compliance with this Agreement, Cambridge Heart shall pay to the Executive as a reduced severance benefit $60,000 payable on April 16, 2007.

The Executive hereby acknowledges and agrees that (i) the foregoing severance benefits are in excess of all other payments, benefits, and things of value to which the Executive would be entitled if the Executive did not execute and comply with this Agreement; and (ii) the severance benefits shall not be deemed to be salary or other compensation to the Executive for purposes of any plans, programs or arrangements maintained or contributed to by the Cambridge Heart Group to provide benefits to its Executives, directors or officers.

4. Return of Property. The Executive agrees to return to Cambridge Heart on or before October 16, 2006, all property of Cambridge Heart used or obtained by the Executive in connection with the Executive’s employment that is in the Executive’s possession or control, including, without limitation, any computers, equipment, credit cards and keys issued to the Executive.

5. Release.

(a) The Executive hereby acknowledges and agrees that this Agreement is intended to be a complete and final settlement of any and all causes of action or claims that the Executive has had, now has or may now have, whether known or unknown against Cambridge Heart Group or any of the persons or entities specified below. The Executive hereby, on behalf of the Executive, the Executive’s executors, heirs, administrators, assigns and anyone else claiming by, through or under the Executive, waives, releases, covenants not to sue and forever discharges Cambridge Heart, its predecessors, successors, related corporations, subsidiaries, divisions and affiliated organizations, and each and all of their present and former officers, directors, shareholders, representatives, agents, promoters, Executives and attorneys (hereinafter “Releasees”), and each and all of them of, from and with respect to any and all debts, demands, actions, causes of action, suits, covenants, contracts, agreements, promises, torts, damages, claims, demands and liabilities whatsoever of any name and nature, both in law and in equity (hereinafter “Claims”) that the Executive now has, ever had, or may in the future have against each or any of the Releasees by reason of any matter, cause or thing whatsoever from the beginning of the world to the date hereof, including, but not limited to, any Claims arising out of, based upon or connected with the Executive’s employment by Cambridge Heart, the compensation, benefits and working conditions for that employment and/or the termination of that employment, and any Claims that may exist under federal, state or local laws, including, but not limited to, any Claims based on race, disability, color, national origin, marital status, age or sex, but excluding any right to indemnification to which the Executive may be entitled, whether by contract, by charter or by-law provision, or otherwise. The foregoing waiver and release includes, without limitation, a waiver and release of any rights and Claims that the Executive may have under Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Executive Retirement Income Security Act of 1974, the Worker Adjustment and Retraining Notification Act, the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. § 621 et seq. (the “ADEA”)(except that this Agreement does not waive or release any rights or claims under the ADEA that may arise after the execution of this Agreement or otherwise bar the Executive from challenging this Agreement’s compliance with the provisions of 29 U.S.C. § 627(f)(1)), the Fair Labor Standards Act, or the state and local laws of Massachusetts.

(b) Cambridge Heart represents and warrants to the Executive that as of the date hereof, neither it nor any of its directors knows of any claims or causes of action of whatever kind or nature that Cambridge Heart has or may have against the Executive that arose on or before the date hereof.

6. Non-Disparagement. The Parties agree with one another not to discuss with any person or entity the circumstances surrounding the Executive’s employment with or separation from Cambridge Heart, except to the extent required by law. The Executive agrees not to make any adverse remarks whatsoever concerning any of the officers or directors of Cambridge Heart or the business, operations, strategies, policies, prospects, affairs or financial condition of Cambridge Heart. Cambridge Heart agrees that it will not make any adverse remarks whatsoever concerning the Executive and that it will instruct each of its directors and officers not to make any adverse remarks whatsoever concerning the Executive.

7. Confidential Information. The Executive acknowledges that during the course of his employment he has had access to confidential information of Cambridge Heart. The Executive further acknowledges and agrees that the Executive has no rights to use, copy or disclose any confidential or proprietary information owned, or provided to the Executive, by Cambridge Heart.

8. Reasonable Assistance The Executive agrees to provide the following transition assistance to Cambridge Heart without the payment of any other compensation for such assistance. During the four-month period following the Separation Date, the Executive will make himself available upon reasonable notice, at mutually convenient times, consistent with the Executive’s other obligations, for up to four, half-day, in-person meetings with the President and Chief Executive Officer of Cambridge Heart. The in-person meetings will be at a mutually convenient location other than the Cambridge Heart facility. During the six-month period following the Separation Date, the Executive will make himself available upon reasonable notice, from time to time, by telephone to respond to questions and concerns of senior management of Cambridge Heart, including, without limitation, issues pertaining to ongoing clinical trials involving the products of Cambridge Heart.

9. Compliance with Agreement. All payments (including, without limitation, the severance benefits) to be made to the Executive and benefits to be made available to the Executive in accordance with the terms of this Agreement, and the performance by Cambridge Heart of its other obligations hereunder, shall be conditioned on the Executive’s continued compliance in all material respects with the covenants set forth in this Agreement.

10. Interpretation. Nothing in this Agreement shall be construed as an admission by Cambridge Heart or any of its shareholders, agents, employees, or representatives, past or present, that it or they violated any law or regulation or any other legal or equitable obligation it or they have or ever had to the Executive.

11. No Obligation to Re-Employ. The Executive agrees and recognizes that as of the Separation Date he will have permanently and irrevocably severed his employment relationship with Cambridge Heart, that he shall not seek employment with Cambridge Heart at any time in the future, and that Cambridge Heart has any obligation to employ him in the future.

12. Enforcement of Covenants. The Parties agree that irreparable damages would occur in the event that Sections 4, 5, 6 and 7 of this Agreement are not performed by the party obligated thereunder in accordance with their specific terms. It is accordingly agreed that the other party will be entitled to an injunction or injunctions to prevent breaches of the party obligated thereunder and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity.

13. Severability. If any term or provision of this Agreement or the application thereof to any person, property or circumstance shall to any extent be invalid or unenforceable, then at the election of the party primarily benefited by such term or provision, the remainder of this Agreement or the application of such term or provision to persons, property or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

14. Consultation with Attorney. The Executive is hereby advised to consult with an attorney before signing this Agreement and have had an opportunity to do so. The Executive acknowledges that he fully understands this Agreement, that he has had a reasonable time to consider this Agreement, and that he is knowingly and voluntarily entering into this Agreement.

15. ADEA Claims. As to any and all claims, demands, actions, causes of action, suits, damages, losses and expenses, known or unknown, that the Executive may have pursuant to ADEA, the Executive acknowledges that he has twenty-one (21) days from the time the Executive receive this Agreement to consider whether to sign it. The Executive affirms that if he chooses to sign the Agreement before the end of those twenty-one (21) days, it is because the Executive freely chose to do so after carefully considering the terms of this Agreement as to any ADEA claims and contacting anyone whom you chose to consult, including but not limited to, an attorney. The Executive further understands and acknowledges that once the Executive signs this Agreement, the Executive will then have seven (7) calendar days, if he so chooses, to revoke the release in Section 5 of this Agreement solely as to any claims arising under the ADEA. The Executive acknowledges that once signed, this Agreement is immediately effective and enforceable as to any and all claims, except that this Agreement will not be effective or enforceable as to any claim under the ADEA until the seven (7) calendar day revocation period expires.

16. Miscellaneous. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflicts of law principles. The obligations of Cambridge Heart and the Executive hereunder shall inure to the benefit of and be binding on the respective heirs, personal representatives, successors and assigns of the Parties. This Agreement embodies the entire agreement and understanding among the Parties concerning the Executive’s employment and the termination thereof and incorporates and supersedes all other agreements with regard to the Executive’s employment and the termination thereof.

17. Amendment. This Agreement may be amended or modified only upon the written mutual consent of the parties.

If the foregoing is in accordance with your understanding, please sign and return the enclosed copy of this letter, whereupon this letter and such copy will constitute a binding agreement under seal between Cambridge Heart and you on the basis set forth above.

Very truly yours,

CAMBRIDGE HEART, INC.

By:	/s/ Robert P. Khederian
Name:	Robert P. Khederian
Title:	Chairman of the Board

Acknowledged and agreed to this
13th day of October 2006:

/s/ David A. Chazanovitz
David A. Chazanovitz